FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1         Subordinated Note Restructuring Agreement

99.2         News Release

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         the outcome of our arbitration under ICSID against the Bolivarian Republic of Venezuela;

•         the actual value realized from the disposition of the remaining Brisas Project related assets;

•         the result or outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         the potential equity dilution in the event the convertible notes are converted in part or in whole to common shares;

•         our ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         corruption and uncertain legal enforcement;

•         political and social instability;

•         requests for improper payments;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         impact of currency, metal prices and metal production volatility;

•         our dependence upon the abilities and continued participation of certain key employees;

•         the prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

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Exhibit 99.1 Subordinated Note Restructuring Agreement

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Execution Copy

Gold Reserve Inc.

926 W Sprague Ave

Suite 200

Spokane, WA 99201

SUBORDINATED NOTE RESTRUCTURING AGREEMENT

As of May 25, 2012

TO:  THE PARTIES SIGNATORY HERETO

Ladies and Gentlemen:

This Subordinated Note Restructuring Agreement (this “Restructuring Agreement”) is entered into between the undersigned, Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), and each entity or account listed on Exhibit A hereto (each a “Holder” and solely for ease of reference, collectively the “Holders”).  The Holders and the Company may be referred to, collectively, as the “Parties.”  Notwithstanding any collective reference to Holders, each Holder is acting separately in the exercise of its rights hereunder and all of its commitments and liabilities are undertaken on a several and not joint basis.

WHEREAS, the Company issued 5.50% convertible notes (the “Notes”) in the aggregate principal amount of $103,500,000 on May 18, 2007, and, as of the date hereof, an aggregate principal amount of  $102,347,000 remained outstanding;

WHEREAS, the Holders hold, in the aggregate, approximately 88% of the Notes, in the principal amounts listed on Exhibit A attached hereto;

WHEREAS, in accordance with the terms of the indenture governing the Notes (the “Indenture”) the Company has offered to repurchase the outstanding Notes for cash on June 15, 2012 on the terms and subject to the conditions included in the Repurchase Notice dated May 16, 2012 and the Schedule TO filed with the SEC on May 16, 2012 (the “Repurchase Offer”);

WHEREAS, certain of the Holders have agreed to “put” for cash certain of the Notes held by them pursuant to the Repurchase Offer (the “Retained Notes”, as set forth on Exhibit A hereto);

WHEREAS, the Company and the Holders desire (i) to restructure the Company’s obligations under certain of the Notes held by the Holders (the “Subject Notes”, as set forth on Exhibit A hereto) pursuant to the Proposed Transaction, as defined below, and (ii) if the Proposed Transaction is not approved by the Shareholders, as defined below, as provided herein, to amend the terms of the Subject Notes in order to effectuate the deferral of the put right and as otherwise provided herein pursuant to the Alternate Transaction, as defined below (together, the Proposed Transaction and the Alternate Transaction are referred to as the “Restructuring Transaction”);

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously determined that (i) the Proposed Transaction is in the best interests of the Company’s shareholders (the “Shareholders”) and has approved the Proposed Transaction, subject to the approval of the Shareholders (such Shareholder approval of the Proposed Transaction is referred to herein as “Shareholder Approval”) and, (ii) has approved the Alternate Transaction to be consummated by the Parties in the event that the Shareholder Approval is not obtained; and

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WHEREAS, the Company has disclosed in the materials related to the Repurchase Offer referred to above that the terms of the Restructuring Transaction will be made available to all holders of Notes other than the Holders (the “Other Holders”), such that the Other Holders will be able to elect to restructure some, all or none of the Notes held by them in accordance with the terms thereof, all on the same terms as made available to the Holders.

NOW, THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Holders as follows:

1.         Proposed Transaction.  As provided further below, the Company shall seek Shareholder Approval of the following transactions (collectively, the “Proposed Transaction”) on or prior to June 27, 2012 (the “Shareholder Meeting Deadline Date”):

1.1          Each $1,000 in principal amount of Subject Notes held by each Holder shall be restructured as follows, subject to the last sentence of this Section 1.1:

(a)        $700 principal amount of Subject Notes (the “Transferred Notes”) shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 common shares (the “Proposed Transaction Shares”) of the Company, no par value (“Common Shares”), and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; and

(b)       $300 principal of Subject Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (or other Amended Note Documentation, as defined below) the principal terms of which are attached hereto as Exhibit B (“Amended Notes”).

The aggregate amounts of cash, Proposed Transaction Shares and the Contingent Value Percentage of Contingent Value Rights to be paid or issued to, and the principal amount of the Amended Notes held by, each Holder in respect of its Subject Notes is set forth on Exhibit A.

Notwithstanding the foregoing or anything to the contrary herein (including in the Definitions section below), the form and substance of the documents that govern the terms of the Amended Notes, including whether such documents shall include a supplemental indenture or a new indenture, shall be determined in good faith by the Majority Holders and the Company (such final documentation, the “Amended Note Documentation”); provided, that in any event the Amended Note Documentation shall be based on and incorporate the principal terms set forth on Exhibit B hereto.

1.2     The Company shall (x) pay to each Holder in cash the accrued and unpaid interest on the Subject Notes through the day immediately prior to the Proposed Transaction Closing Date, as defined below (the amount of such accrued and unpaid interest assuming a Proposed Transaction Closing Date of June 29, 2012 is set forth on Exhibit A hereto), and (y) issue to each Holder a CVR Certificate in the applicable Contingent Value Percentage as set forth on Exhibit A hereto.

In addition, (i) on or prior to June 15, each Holder shall “put” to the Company for cash the principal amount of Retained Notes set forth in the last column on Exhibit A hereto in connection with the Repurchase Offer and (ii) on June 15, the Company shall pay to each Holder (and each Other Holder, as applicable) its pro rata portion of the Additional Cash Consideration.

At the request of each Holder, the Company covenants and agrees to elect jointly with such Holder pursuant to section 85 of the Income Tax Act (Canada) (the "Act") in prescribed form and within the prescribed time for purposes of the Act, and shall therein agree in respect of the Transferred Notes referred to in such election that the Holder's proceeds of disposition and the Company's cost of such Transferred Notes shall be such amount as shall be determined by the Holder and is permitted under Section 85 of the Act (the "Elected Amount").  The Company and the Holder covenant and agree to file such election as required by the Act and the regulations thereunder so that it shall have full force and effect for purposes of the Act.

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2.                     Alternate Transaction.  If Shareholder Approval is not obtained, then the Subject Notes shall be amended (the “Alternate Notes”) pursuant to the terms set forth in the Alternate Supplemental Indenture the principal terms of which are attached hereto as Exhibit D (the “Alternate Transaction”) on the Alternate Transaction Closing Date, as defined below; provided  that, notwithstanding the foregoing or anything to the contrary herein (including in the Definitions section below), the form of the documents that govern the terms of the Alternate Notes, including whether such documents shall include a supplemental indenture or a new indenture, shall be determined in good faith by the Majority Holders and the Company (such final documentation, the “Alternate Note Documentation”); provided further, that in any event the Alternate Note Documentation shall be based on and incorporate the principal terms set forth on Exhibit D hereto.

3.                     Closing.

3.1          Shareholder Approval Obtained by Shareholder Meeting Deadline Date.  If Shareholder Approval is obtained on or prior to the Shareholder Meeting Deadline Date, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.1, 4.2 and 4.3, the Proposed Transaction shall be consummated (the “Proposed Transaction Closing”) on June 29, 2012 (the “Proposed Transaction Closing Date”); provided, that if Shareholder Approval has been so obtained but the Company believes in good faith that the Amended Note Documentation will not be timely finalized in order to permit the issuance of the Amended Notes to the Holders by June 29, 2012 (and the finalization of the Amended Note Documentation is or will be the only condition to closing that has not been satisfied or is not capable of being satisfied), then the Company may elect by notice (which may be made via email) to the Holders made no later than 5:00 p.m. New York time on the Shareholder Meeting Deadline Date to (x) close the transactions contemplated by Section 1.1 above, other than clause 1.1(b) on June 29, 2012, and (y) defer the closing of the transactions contemplated by clause 1.1(b) by such amount of time as is reasonably necessary to finalize the Amended Note Documentation, but in no event beyond July 31, 2012 (such date, the “Outside Date”).  For the avoidance of doubt, (i) the full amount of cash specified on Exhibit A must be actually received by each Holder by 12:00 p.m. New York time on June 29, 2012; (ii) the Company shall hold the meeting at which it seeks Shareholder Approval on or prior to June 27, 2012; and (iii) the Company will keep the Holders apprised of its preliminary determinations regarding the form and timing of finalizing the Amended Note Documentation in advance of the date of such Shareholder meeting. The Company will provide the PT Company Closing Deliverables to the Holders at least two Business Days in advance of the Proposed Transaction Closing Date.  The Proposed Transaction Closing shall occur at 10:00 am Pacific time, at the offices of Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 or such other time and place as agreed by the Parties (the “Closing Location”).

3.2          Meeting Held by Shareholder Meeting Deadline Date but Shareholder Approval Not Obtained.  If a meeting of Shareholders has been held at which approval of the Proposed Transaction has been sought as provided herein on or prior to the Shareholder Meeting Deadline Date, but Shareholder Approval is not obtained by such date, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.4, 4.5 and 4.6, the Alternate Transaction shall be consummated (the “Alternate Transaction Closing”; the Proposed Transaction Closing and the Alternate Transaction Closing are sometimes referred to as the “applicable Closing”) on June 29, 2012 (the “Alternate Transaction Closing Date”; the Proposed Transaction Closing Date and the Alternate Transaction Closing Date are sometimes referred to as the “applicable Closing Date”); provided, that if the Company believes in good faith that the Alternate Note Documentation will not be timely finalized in order to permit the issuance of the Alternate Notes to the Holders by June 29, 2012 (and the finalization of the Alternate Note Documentation is or will be the only condition to closing that has not been satisfied or is not capable of being satisfied), then the Company may elect by notice (which may be made via email) to the Holders made no later than 5:00 p.m. New York time on the date on which the meeting of Shareholders was held at which approval of the Proposed Transaction had been sought to defer the closing of the transactions contemplated by Section 2 by such amount of time as is reasonably necessary to finalize the Alternate Note Documentation, but in no event beyond the Outside Date. The Company will provide the AT Company Closing Deliverables to the Holders at least two Business Days prior to the Alternate Transaction Closing Date.  The Alternate Transaction Closing shall occur at the Closing Location at 10:00 a.m. Pacific time or such other time as agreed by the Parties.

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3.3          Shareholder Approval Obtained, but Not by Shareholder Meeting Deadline Date.  If Shareholder Approval is obtained after the Shareholder Meeting Deadline Date, but prior to the Outside Date, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.1, 4.2 and 4.3, the Proposed Transaction Closing shall occur on the earlier of (i) two Business Days following the date of such Shareholder Approval or (ii) the Outside Date (in either case, the “Deferred PT Closing Date”); provided, that if Shareholder Approval has been so obtained but the Company believes in good faith that the Amended Note Documentation will not be timely finalized in order to permit the issuance of the Amended Notes to the Holders by the Deferred PT Closing Date (and the finalization of the Amended Note Documentation is or will be the only condition to closing that has not been satisfied or is not capable of being satisfied), then the Company may elect by notice (which may be made via email) to the Holders made no later than 5:00 p.m. New York time on the date on which Shareholder Approval is obtained to (x) close the transactions contemplated by Section 1.1 above other than clause 1.1(b) on the Deferred PT Closing Date, and (y) defer the closing of the transactions contemplated by clause 1.1(b) by such amount of time as is reasonably necessary to finalize the Amended Note Documentation, but in no event beyond the Outside Date.  For the avoidance of doubt, (i) the full amount of cash specified on Exhibit A must be actually received by each Holder by 12:00 p.m. New York time on the Deferred PT Closing Date; and (ii) the Company will keep the Holders apprised of its preliminary determinations regarding the form and timing of finalizing the Amended Note Documentation in advance of the date of such Shareholder meeting.  The failure of the Company to hold the meeting at which it seeks Shareholder Approval on or prior to the Shareholder Meeting Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Meeting Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Meeting Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the meeting is held at which Shareholder Approval is sought and (B) every fifth Business Day from the Shareholder Meeting Deadline Date through the date on which the meeting is held at which Shareholder Approval is sought.  The Company will provide the PT Company Closing Deliverables to the Holders at least two Business Days in advance of the Deferred PT Closing Date.  The Proposed Transaction Closing shall occur at the Closing Location at 10:00 am Pacific time or such other time as agreed by the Parties.

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3.4       Meeting Not Held by Shareholder Meeting Deadline Date and Shareholder Approval Not Obtained.  If a meeting of Shareholders has been held at which approval of the Proposed Transaction has been sought as provided herein but such meeting has not been held on or prior to the Shareholder Meeting Deadline Date, and Shareholder Approval is not obtained at such meeting, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.4, 4.5 and 4.6, the Alternate Transaction Closing shall occur on the earlier of (x) two Business Days following the date of such meeting or (y) the Outside Date (in either case, the “Deferred AT Closing Date”).  The failure of the Company to hold the meeting at which it seeks Shareholder Approval on or prior to the Shareholder Meeting Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Meeting Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Meeting Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the meeting is held at which Shareholder Approval is sought and (B) every fifth Business Day from the Shareholder Meeting Deadline Date through the date on which the meeting is held at which Shareholder Approval is sought.  The Company will provide the AT Company Closing Deliverables to the Holders at least two Business Days prior to the Deferred AT Closing Date.  The Alternate Transaction Closing shall occur at the Closing Location at 10:00 a.m. Pacific time or such other time as agreed by the Parties.  Notwithstanding the foregoing or anything to the contrary herein, if the Alternate Transaction Closing has not occurred by August 15, 2012 (the “Drop-Dead Date”), for any reason, including the failure of the condition in Section 4.4(a) to have been satisfied by such date, each Holder (and each Other Holder, as applicable) may elect to have the Company redeem any or all of the Notes held by it on the Drop-Dead Date in accordance with the terms of the Indenture by providing written notice of such election within 30 days of the Drop Dead Date; provided, that the Company shall in all events use its reasonable best efforts to cause the Alternate Transaction Closing to occur by the Drop-Dead Date.  Any election by any Holder to cause the Company to redeem the Notes held by such Holder shall be in addition to any other remedy that such Holder may have pursuant to the terms of this Restructuring Agreement or in law or equity and shall not prejudice or otherwise impair any remedy available to such Holder.

4.                  Conditions Precedent

4.1        Conditions Precedent of all Parties to the Proposed Transaction.  The obligations of the Company and each Holder to consummate the Proposed Transaction are subject to the satisfaction of the following conditions:

(a)                Shareholder Approval.  Shareholder Approval shall have been obtained.

(b)               No Prohibition.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Proposed Transaction.

4.2        Conditions Precedent of the Holders to the Proposed Transaction.  The obligation of each Holder to consummate the Proposed Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be delivered to the Holders.  Each Holder shall have received the following, each dated the Proposed Transaction Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Holders:

(i)                 the Supplemental Indenture, duly executed by the Company and the Indenture Trustee, or other Amended Note Documentation, duly executed by the Company and applicable trustee, as applicable;

(ii)               the CVR Certificate representing its Contingent Value Rights for the Holder’s applicable Contingent Value Percentage, duly executed and delivered by the Company;

(iii)             certified copies of the resolutions of the Board approving this Restructuring Agreement, the Proposed Transaction, the Supplemental Indenture (or other Amended Note Documentation), the form of CVR Certificate and the Amendment to the Shareholder Rights Plan, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Proposed Transaction;

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(iv)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of such the Company authorized to sign the Restructuring Agreement, the Supplemental Indenture (or other Amended Note Documentation), the CVR Certificate, the Amendment to the Shareholder Rights Plan and the other documents to be delivered hereunder;

(v)               certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten Business Days of the applicable Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(vi)             a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vii)           an Officer’s Certificate certifying as to the matters addressed in clauses 4.2(b)-(f) below; and

(viii)         such other documents, agreements or information as a Holder may reasonably request (all documents and other deliverables contemplated by this Section 4.2(a) are referred to as the “PT Company Closing Deliverables”).

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Proposed Transaction Closing Date.

(d)               No litigation.  No litigation has been initiated which, if determined in an adverse manner, would materially impair the ability of the Proposed Transaction to be completed.

(e)                Amended Notes.  The Amended Notes shall be eligible for clearance and settlement through DTC and the Company shall have obtained CUSIP numbers for the Amended Notes.

(f)                Annual and Special Meeting.  The Company shall have held its annual and special meeting of Shareholders and the Amendment to the Shareholder Rights Plan shall have been approved by the Shareholders or the Company Shareholder Rights Plan shall have otherwise terminated in accordance with Section 5.2.

4.3          Conditions Precedent of the Company to the Proposed Transaction.  The obligations of the Company to consummate the Proposed Transaction are subject to the satisfaction or waiver of the following conditions:

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(a)                Certain Documents to be Delivered to the Company.  The Company shall have received from each Holder the following, each dated the applicable Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Company:

(i)                 the CVR Certificate, duly executed and delivered by each Holder; and

(ii)               such other documents, agreements or information as the Company may reasonably request.

(b)               Representations and Warranties.  The representations and warranties of each Holder set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  Each Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Proposed Transaction Closing Date.

4.4          Conditions Precedent of all Parties to the Alternate Transaction.  The obligations of the Company and each Holder to consummate the Alternate Transaction are subject to the satisfaction of the following conditions:

(a)                No Prohibition.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Alternate Transaction.

4.5          Conditions Precedent of the Holders to the Alternate Transaction.  The obligations of each Holder to consummate the Alternate Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be delivered to the Holders.  Each Holder shall have received the following, each dated the Alternate Transaction Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Holders:

(i)                 the Alternate Supplemental Indenture, duly executed by the Company and the Indenture Trustee, or other Alternate Note Documentation, executed by the Company and the applicable trustee, as applicable;

(ii)               certified copies of the resolutions of the Board approving this Restructuring Agreement, the Alternate Transaction, the Alternate Supplemental Indenture (or other Alternate Note Documentation) and the Amendment to the Shareholder Rights Plan, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Alternate Transaction;

(iii)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of such the Company authorized to sign the Restructuring Agreement, the Alternate Supplemental Indenture (or other Alternate Note Documentation), the Amendment to the Shareholder Rights Plan and the other documents to be delivered hereunder;

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(iv)             certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten Business Days of the applicable Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(v)               a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vi)             an Officer’s Certificate certifying as to the matters addressed in clauses 4.5(b)-(e) below; and

(vii)           such other documents, agreements or information as a Holder may reasonably request (all documents and other deliverables contemplated by this Section 4.5(a) are referred to as the “AT Company Closing Deliverables”).

(b)               Representations and Warranties.  The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Alternate Transaction Closing Date.

(d)               Alternate Notes.  The Alternate Notes shall be eligible for clearance and settlement through DTC and the Company shall have obtained CUSIP numbers for the Amended Notes.

(e)                Annual and Special Meeting.  The Company shall have held its annual and special meeting of Shareholders and the Amendment to the Shareholder Rights Plan shall have been approved by the Shareholders or the Company Shareholder Rights Plan shall have otherwise terminated in accordance with Section 5.2.

4.6          Conditions Precedent of the Company to the Alternate Transaction.  The obligations of the Company to consummate the Alternate Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be Delivered to the Company.  The Company shall have received from each Holder such documents, agreements or information as the Company may reasonably request.

(b)               Representations and Warranties.  The representations and warranties of each Holder set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

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(c)                Covenants.  Each Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Proposed Transaction Closing Date.

5.                  Affirmative Covenants.

5.1          Shareholder Approval of Proposed Transaction.  The Company shall use its reasonable best efforts to hold its 2012 annual and special meeting of Shareholders (“Annual Meeting”) on or prior to June 27, 2012, at which Shareholder Approval shall be requested by the Company; provided  that in any event, the Company shall hold a meeting at which Shareholder Approval is sought for the Proposed Transaction on or before June 27, 2012 (whether or not the Annual Meeting is held by such date), and use its reasonable best efforts to obtain Shareholder Approval at such meeting.  The Company, through the Board, shall recommend approval of the Proposed Transaction at such meeting and shall solicit from the Shareholders proxies in favor of the Proposed Transaction.

5.2          Amendment to Company Shareholder Rights Plan.  The Company will submit to the vote of the Shareholders at its Annual Meeting or a special meeting to be held prior to the Annual Meeting (the Annual Meeting or such special meeting shall be held on or prior to June 27, 2012) an amendment to the Company Shareholder Rights Plan in the form previously provided to the Holders and reflecting in all material respects the Holders’s comments thereto (the “Amendment to the Shareholder Rights Plan”) to modify the provisions thereof to exempt application of the Company Shareholder Rights Plan to the Proposed Transaction and the Alternate Transaction.  The Amendment proposal shall be mutually satisfactory to the Holders and the Company, and for greater certainty will exempt application of the Company Shareholder Rights Plan to the delivery of the Common Shares pursuant to the transactions set forth in this Restructuring Agreement, and any subsequent Change of Control (as defined in the Company Shareholder Rights Plan, as amended) that may result from any Holder converting any Notes, Amended Notes or Alternate Notes or otherwise acquiring additional shares pursuant to the transactions described herein, or receiving payment pursuant to the Contingent Value Right.  For the avoidance of doubt, the Parties acknowledge and agree that, pursuant to the terms of the Company Shareholder Rights Plan, if the Amendment to the Shareholder Rights Plan is not approved at an annual meeting held on or before June 30, 2012, then the Company Shareholder Rights Plan will terminate automatically pursuant to and in accordance with its terms effective as of the date of such annual meeting.

5.3        Publicity.  Prior to the applicable Closing, the Company may make public announcements regarding the Restructuring Transaction which the Company reasonably believes are required by Applicable Law or as contemplated by the terms of this Restructuring Agreement. Prior to making any public announcement regarding the Restructuring Transaction, the Company will provide each Holder a reasonable opportunity to review and comment on such public announcements and cooperate with each Holder in good faith to incorporate any reasonable comments by such Holder. Prior to the Closing, Holders shall not make any public announcement regarding the Restructuring Transaction, except as may be required by Applicable Law, in which case the Holder proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the Company before making any such public announcements.  On or before the first Business Day following execution of this Restructuring Agreement, the Company shall publicly disclose the material terms hereof in compliance with all applicable securities regulations.

5.4          [Reserved]

5.5          Board of Director Composition. Steelhead shall not, either alone or in concert with others, take any action to remove or replace, or vote for the election of any individual seeking to replace, any member of the Board or Company’s management until, but not including, the earlier of June 30, 2013 or the 2013 annual meeting of the Company. Notwithstanding the foregoing, (i) with respect to any individual director, Steelhead shall not be bound by the foregoing in the event that such director breaches his or her fiduciary duty as a director of the Company, and (ii) Steelhead shall not be bound by the foregoing in the event that the Company breaches in any material respect any of its obligations hereunder or as set forth in any other agreement contemplated herein.

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5.6          Future Distributions.  Subject to applicable regulatory requirements regarding capital and reserves for operating expenses and taxes, the Company agrees to distribute a substantial majority (calculated net of payments under the CVR Certificate and the deductions applicable to such payments thereunder) of the proceeds of any award or settlement relating to the Brisas Project to its shareholders promptly following each receipt (if more than one) thereof.

5.7           Transfer Restrictions.  Each Holder agrees not to sell or otherwise dispose of, directly or indirectly, any Notes held by it other than pursuant to this Restructuring Agreement or pursuant to the Right of Repurchase on the Repurchase Date; provided,  that the foregoing restriction shall cease to apply on the first Business Day following the Proposed Transaction Closing Date or Alternate Transaction Closing Date, as applicable (or, in the event the Alternate Transaction Closing does not occur prior to July 31, 2012, on such date).

5.8          Repurchase.  Except as otherwise provided in Section 3.4, the Company shall not exercise any right it may have under Section 14.07 of the Indenture to satisfy its obligation to pay all or any portion of the Repurchase Price for the Notes held by the Holders or Other Holders in Common Shares. On or prior to June 15, each Holder shall only “put” to the Company for cash the principal amount of Retained Notes set forth in the last column on Exhibit A hereto in connection with the Repurchase Offer.

5.9          No Redemption.  The Company shall not exercise any right of redemption with respect to Notes held by Holders under Section 5.01 of the Indenture or otherwise; provided, that the foregoing shall not apply to the Amended Notes or the Alternate Notes (which may only be redeemed in accordance with the terms set forth on Exhibits B and D hereto), or the Notes held by the Other Holders who do not participate in the Proposed Transaction.

5.10      Registration.  The Company shall, in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC a shelf registration statement on Form F-1 or Form F-3 or other suitable or successor form (the “Shelf Registration Statement”) providing for the resale from time to time by the holders of the following Securities: (i) the Proposed Transaction Shares, (ii) any Common Shares to be issued pursuant to the Contingent Value Rights, (iii) any Common Shares to be received upon redemption of the existing Notes in accordance with Section 3.4, (iv) the Amended Notes or Alternate Notes, as applicable, and (v) any Common Shares issuable upon conversion of the Amended Notes or Alternate Notes, as applicable, within 45 days following the applicable Closing Date, and thereafter use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective by the SEC within 180 days following the applicable Closing Date (the “Shelf Registration Deadline Date”).  The failure by the Company to cause the Shelf Registration Statement to be declared effective by the SEC by the Shelf Registration Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Registration Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Registration Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the Shelf Registration Statement is declared effective by the SEC and (B) every fifth Business Day from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is declared effective by the SEC.

5.11      Other Noteholders.  The Company shall not offer to any Other Holder treatment with respect to the Notes which is more favorable to such Other Holder than the treatment provided to Holders in accordance with the terms hereof.  Each Holder acknowledges that the Company has disclosed in the materials related to the Repurchase Offer referred to above that the terms of the Restructuring Transaction will be made available to all Other Holders, such that the Other Holders will be able to elect to restructure some, all or none of the Notes held by them in accordance with the terms thereof, all on the same terms as made available to the Holders.

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6.                  Events Of Default; Termination.

6.1        Events of Default of the Company.  The occurrence of any of the following shall constitute an Event of Default with respect to the Company:

(a)  the Company fails to perform or observe any agreement, covenant, term or condition contained herein, and such failure, if able to be remedied, continues unremedied for a period of five (5) days (or such shorter amount of time remaining prior to the applicable Closing Date) after written notice thereof is given by the Majority Holders to the Company (and the Majority Holders have not subsequently agreed to waive such Event of Default, in their sole discretion); provided, that the failure of the Company to hold a Shareholder meeting on or prior to June 27, 2012 at which the Proposed Transaction has been presented to Shareholders shall constitute an immediate Event of Default; or

(b) the Company makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)  any decree or order for relief in respect of the Company is entered under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law, whether now or hereafter in effect (the “Bankruptcy Law”), of any jurisdiction; or

(d) the Company petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of the Company, or commences a voluntary case under the Bankruptcy Law of the United States or any other jurisdiction or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a wholly-owned Subsidiary) relating to the Company under the Bankruptcy Law of any other jurisdiction; or

(e)  any such petition or application is filed, or any such proceedings are commenced, against the Company and the Company by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than 60 days; or

(f)  any order, judgment or decree is entered in any proceedings against the Company decreeing the dissolution of the Company and such order, judgment or decree remains unstayed and in effect for more than 30 days.

6.2        Events of Default of a Holder.  The occurrence of any of the following shall constitute an Event of Default with respect to a Holder:

(a)  such Holder fails to perform or observe any agreement, covenant, term or condition contained herein, and, if able to be remedied, such failure continues unremedied for a period of five (5) days (or such shorter amount of time then remaining prior to the applicable Closing Date) after written notice thereof is given such Holder; or

(b) such Holder makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)  any decree or order for relief in respect of such Holder is entered under any Bankruptcy Law of any jurisdiction; or

(d) such Holder petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of such Party, or commences a voluntary case under the Bankruptcy Law of the United States or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a Subsidiary) relating to such Holder under the Bankruptcy Law of any other jurisdiction; or

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(e)  any such petition or application is filed, or any such proceedings are commenced, against such Holder and that Holder by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than 60 days; or

(f)  any order, judgment or decree is entered in any proceedings against such Holder decreeing the dissolution of that Party and such order, judgment or decree remains unstayed and in effect for more than thirty (30) days.

6.3          Termination by Mutual Consent. This Restructuring Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of the Company and the Holders.

6.4          Termination by the Company.  This Restructuring Agreement may be terminated at any time prior to the Closing Date by the Company with respect to a Holder upon the occurrence of an Event of Default by such Holder.  If the Company terminates this Restructuring Agreement with respect to any Holder, the Company shall immediately notify the other Holders.  Any such termination shall not affect the liability of the breaching Party.

6.5          Termination by a Holder.  This Restructuring Agreement may be terminated at any time prior to the Closing Date by the Holders as follows:  (i) by the Majority Holders upon the occurrence of an Event of Default of the Company set forth in Section 6.1(a); (ii) by any Holder upon the occurrence of an Event of Default of the Company set forth in Section 6.1(b) – (f); or (iii) by any Holder with respect to such Holder if (x) the Company terminates the Restructuring Agreement with respect to any other Holder pursuant to Section 6.4 or (y) the Alternate Transaction has not closed by the Drop-Dead Date, other than as a result of the breach of such Holder.  Any such termination shall not affect the liability of the breaching Party or the Company’s obligation to redeem the Notes as provided in Section 3.4 above upon the election of the Holder.

7.                     Representations, Covenants And Warranties of the Company.  The Company represents, covenants and warrants as follows:

7.1        Organization; Power and Authority.  The Company is a corporation duly organized and validly existing in good standing under the laws of its state of incorporation, and is duly licensed and in good standing as a foreign corporation in each jurisdiction in which the nature of the business transacted or the property owned is such as to require licensing or qualification as a foreign corporation.  As of the date hereof, the Board has approved this Restructuring Agreement and all of the transactions contemplated hereby, and the Company has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Restructuring Agreement and all of the transactions contemplated hereby.  The Company has the power and authority to execute and deliver this Restructuring Agreement and each document contemplated hereby and to perform its obligations hereunder and thereunder.  This Restructuring Agreement has been duly executed and delivered by the Company as of the date hereof and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and each document contemplated hereby has been, or will be prior to the applicable Closing Date, duly executed and delivered by the Company and constitutes, or will constitute prior to the applicable Closing Date, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.  All consents, approvals and authorizations required on the part of the Company in connection with the execution, delivery and performance of this Restructuring Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of the Company in connection with each document contemplated hereby have been obtained and will be effective as of the applicable Closing Date.  The entry by the Company into this Restructuring Agreement and each document contemplated hereby has not, and will not, violate or conflict with or result in any breach or default under the organizational documents of the Company, any agreement or instrument to which it or any of its subsidiaries or any of their assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Company or any of its subsidiaries.

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7.2        Securities to be Issued to the Holders.  The Securities amended by and to be issued to the Holders pursuant this Restructuring Agreement and each document contemplated hereby have been duly authorized by the Company and will be, upon execution, valid and binding obligations of the Company, enforceable in accordance with their respective terms.

7.3        Brisas Project. There is no information regarding the Arbitration Proceeding that has not been publicly disclosed that could have a material adverse impact on the Company or its prospects.

7.4        Regulatory Approval. The Company has informed the TSX Venture Exchange and the NYSE Amex of the principal terms set forth in this Restructuring Agreement and neither has indicated that it will object to or challenge the terms hereof or that any other approvals are required in respect hereof.  No approvals are required form any other Governmental Authority.

7.5        Broker Fees.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Restructuring Agreement or the consummation of the Restructuring Transaction.

7.6          Management Support.  The Company has obtained from its officers and directors a support agreement in the form attached hereto as Exhibit E, pursuant to which such persons have committed to vote in favor of the Proposed Transaction.

7.7          Company Employees.  The Company has obtained from its employees and directors (i) waivers in the form attached hereto as Exhibit F, such that the sum total of all change of control payments triggered by the Proposed Transaction (including the acceleration of any stock option, bonus or other award pursuant to any equity compensation plan or other bonus plan) that are payable (or potentially payable, if a termination of employment or other similar event is a further condition to the Company’s payment obligation) will be less than $2,000,000 in the aggregate (including the effect of any tax “gross-up” payments). Any employee or director who does not execute such a waiver (or substantially similar waiver) will not be eligible to participate in any future equity compensation plan or bonus plan.

8.                     Representations, Covenants And Warranties of the Holders.  Each Holder, severally and not jointly, represents and warrants as follows with respect to itself:

8.1          Organization; Power and Authority.  Holder is an entity duly organized and validly existing in good standing under the laws of its state of organization.  As of the date hereof, this Restructuring Agreement and all of the transactions contemplated hereby have been approved by the requisite governing person or body of Holder, to the extent applicable and required, and Holder has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Restructuring Agreement and the transactions contemplated hereby.  Holder has the power and authority to execute and deliver this Restructuring Agreement and each document contemplated hereby to be executed by it and to perform its obligations hereunder and thereunder. This Restructuring Agreement has been duly executed and delivered by Holder as of the date hereof and constitutes a valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, and each document contemplated hereby to be executed by it has been, or will be prior to the applicable Closing Date, duly executed and delivered by the Holder and constitutes, or will constitute prior to the applicable Closing Date, a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms.  All consents, approvals and authorizations required on the part of the Holder, if any, in connection with the execution, delivery and performance of this Restructuring Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of Holder, if any, in connection with each document contemplated hereby have been obtained and will be effective as of the applicable Closing Date.  The entry by the Holder into this Restructuring Agreement and each document contemplated hereby has not, and will not, violate or conflict with or result in any breach or default under the organizational documents of the Holder, any agreement or instrument to which it or any of its assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Holder.

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8.2        Investment.

(a)  Holder is an “accredited investor” as such term is used in Regulation D under the Securities Act;

(b) The name and address of the entity through which each Holder holds any Subject Notes is set forth on Schedule I, and such information set forth on Schedule I is true and correct in all material respects.

(c)  Holder acknowledges that no person has been authorized to give any information or to make any representation concerning the Company or the Securities, if any, other than information made available by the Company on www.sec.gov, www.sedar.com, or www.goldreserveinc.com;

(d) Holder understands and accepts that an investment in the Securities involves various risks, including the risks outlined in the public filings made by the Company with the U.S. Securities and Exchange Commission pursuant to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act of 1934, as amended and the rules and regulations adopted by the Commission thereunder (collectively, the “Securities Documents”); and

(e)  Holder is familiar with the business and financial condition and operations of the Company, all as generally described in the Securities Documents.

8.3        Contingent Value Rights.

(a)  Holder is acquiring the Contingent Value Rights solely for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Contingent Value Rights;

(b) Holder understands that the Contingent Value Rights have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon Holder’s investment intent and of the other representations made by Holder in this Restructuring Agreement;

(c)  Holder understands that the Contingent Value Rights are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Commission provide in substance that Holder may dispose of the Contingent Value Rights only pursuant to an effective registration statement under the Securities Act or an exemption therefrom.

(d) Holder agrees: (i) it will not sell, assign, pledge, give, transfer or otherwise dispose of the Contingent Value Rights, or any interest therein, or make any offer or attempt to do any of the foregoing, except in a transaction registered under the Securities Act and all applicable state securities laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable state securities laws; (ii) that the CVR Certificate will bear a legend making reference to the foregoing restrictions; and (iii) that the Company shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

8.4        Broker Fees.  Holder has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of Holder to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Restructuring Agreement or the consummation of the Restructuring Transaction.

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9.                     Definitions.  For the purpose of this Restructuring Agreement, the terms defined in the introductory sentence and elsewhere in this Restructuring Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

9.1        Terms.

 “Additional Cash Consideration” means an amount equal to (x) $500,000, plus (y) $500,000 multiplied by a fraction, the numerator of which is the aggregate amount of Notes tendered by the Other Holders for participation in the Proposed Transaction as contemplated by Section 5.11 and the denominator of which is the aggregate amount of Notes held by all Other Holders.

“Alternate Supplemental Indenture” means the Supplemental Indenture, in the form attached hereto as Exhibit D, made pursuant to the Indenture, subject to such modifications required by the Indenture Trustee and reasonably acceptable to the Majority Holders.

 “Applicable Law” means any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S.

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Brisas Project” has the meaning set forth in the Securities Documents.

“Business Day” means any day on which banks are open for business in New York City (other than a legal holiday in Canada).

“Company Shareholder Rights Plan” means the 2009 Shareholder Rights Plan Agreement.

“Contingent Value Percentage” means, for each holder, the percentage of Contingent Value Rights set forth on Exhibit A hereto.

“Contingent Value Right” means, with respect to each Holder, the contingent value right entitling the holder thereof to, among other rights, the applicable Contingent Value Percentage of Proceeds received by the Company, net of certain deductions, with respect to an Arbitration Award and a Mining Data Sale, as further described in the CVR Certificate.

“CVR Certificate” means the Contingent Value Rights Certificate, substantially in the form of Exhibit C attached hereto, issued by the Company to each Holder.

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“Governmental Authority” means any foreign governmental authority, the United States of America, any State of the United States, and any political subdivision of any of the foregoing, and any central bank, agency, department, commission, board, bureau, court or other tribunal having jurisdiction over the holder of any Note, any Party or their respective Property.

“Majority Holders” means Steelhead Navigator Master, L.P. and either of the other two Holders party hereto.

“Meeting Liquidated Damages” means an amount equal to (x) $125,000, multiplied by (y) the number of Business Days from the fifth Business Day following the Shareholder Meeting Deadline Date through the date on which the meeting is held at which Shareholder Approval is sought.

“Mining Data” means the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Officer’s Certificate” means a certificate signed in the name of a Party by its President, one of its Vice Presidents or its Treasurer.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government or any department or agency thereof.

“Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of the Company in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by the Company.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

“Registration Liquidated Damages” means an amount equal to (x) $10,000, multiplied by (y) the number of Business Days from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is declared effective by the SEC.

“SEC” means the United States Securities and Exchange Commission

“Securities” means the Notes, Amended Notes, Alternate Notes, Common Shares and Contingent Value Rights, and securities issued pursuant to conversion of the foregoing, as applicable.

“Securities Act” means the Securities Act of 1933, as amended.

“Steelhead” means Steelhead Navigator Master, L.P.

“Supplemental Indenture” means the supplemental indenture, in the form attached hereto as Exhibit B, made pursuant to the Indenture, subject to such modifications required by the Indenture Trustee and reasonably acceptable to the Majority Holders.

“Tribunal” means any municipal, state, commonwealth, federal, foreign, territorial or other sovereign, governmental entity, governmental department, court, commission, board, bureau, agency or instrumentality.

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9.2        Terms Not Defined in this Restructuring Agreement.  Capitalized terms used and not defined herein have the respective meanings given such terms in the Indenture.

10.              Miscellaneous.

10.1    Reasonable Best Efforts; Further Assurances.  Each Party shall use its reasonable best efforts to satisfy each of the conditions to be satisfied by it as provided in this Restructuring Agreement.  Each Party hereby agrees to execute and deliver such documents and take such other actions as reasonably requested in connection with the transactions contemplated by this Restructuring Agreement (including without limitation, if the Proposed Transaction is not consummated, taking customary measures to timely implement the grant and perfection of liens securing the Alternate Notes and providing an opinion of counsel as to the perfection of such liens at the applicable Closing Date, subject to the deferral for a period of time reasonably agreed by the Parties (not to exceed 30 days unless otherwise agreed by the Holders) to perfect such liens as cannot reasonably be perfected by the applicable Closing Date).

10.2    Indemnification.

(a)  The Company shall indemnify the Holders from and against any and all losses, claims, damages, expenses (including without limitation reasonable attorneys’ fees and expenses) or other liabilities (“Losses”) resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Restructuring Agreement, in each case as incurred.  For the avoidance of doubt, Losses include any diminution in value of the Securities issued pursuant to this Restructuring Agreement in addition to Losses incurred as a result of or in connection with third-party claims, in each case resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Restructuring Agreement.

(b) Each Holder shall severally, and not jointly, indemnify the Company from and against any and all Losses resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by such Holder in this Restructuring Agreement, in each case as incurred.

10.3    Successors And Assigns; Assignment.  All covenants and agreements in this Restructuring Agreement by the Company shall bind its successors and assigns, whether so expressed or not.  No Party hereto may assign its rights and obligations, in whole or in part, to any Person.

10.4    Confidentiality.  The Non-Disclosure Agreements previously executed between the Company and each Holder shall be terminated effective as of the date hereof, except to the extent that by its terms any such Non-Disclosure Agreement survives termination; provided  that any Holder will be free, after notice to the Company, to correct any false or misleading information which may become public concerning the relationship of such holder to the Company; and provided  further that the Company shall not disclose the individual holdings of any Holder (although it may disclose the aggregate holdings of the Holders) other than as required by relevant securities laws in connection with the Schedule TO and any applicable Canadian laws.

10.5    Specific Performance.  The Company acknowledges and agrees that (a) irreparable damage to the Holders would occur in the event that any of the provisions of this Restructuring Agreement are not performed in accordance with their specific terms or are otherwise breached, and (b) remedies at law would not be adequate to compensate the Holders. Accordingly, the Company agrees that the Holders shall have the right, in addition to any other rights and remedies existing their favor, to enforce their rights hereunder by an action or actions for specific performance. The right to specific performance shall exist notwithstanding, and shall not be limited by, any other provision of this Restructuring Agreement.

10.6    Notices.  All notices or other communications provided for hereunder shall be in writing and sent by first class mail or nationwide overnight delivery service (with charges prepaid) and (i) if to Holder, addressed to Holder at the address specified for such communications on the signature page hereof, or at such other address as Holder shall have specified to the Company in writing, and (ii) if to the Company, addressed to it at Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 Attn: Rockne J. Timm, or at such other address as the Company shall have specified to you in writing.

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10.7    Amendments and Waivers. This Restructuring Agreement may be amended only in a writing signed by each Party.  Any waiver must be in writing and executed by the Party against which the enforcement of such waiver is sought.

10.8    Governing Law.  This Restructuring Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Restructuring Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

10.9    Waiver Of Jury Trial; Consent To Jurisdiction.

(i)                 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUR OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED THEREBY.

(ii)               ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS RESTRUCTURING AGREEMENT OR ANY TRANSACTIONS RELATING HERETO OR THERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF THE COMPANY OR THE OTHER PARTIES HERETO SHALL BE DETERMINED BY BINDING ARBITRATIONS IN SEATTLE, WASHINGTON ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATIONS PURSUANT TO ITS RULES (http://www.adr.org), AND EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID ARBITRATION TRIBUNAL.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY OBJECTIONS, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

10.10Severability.  In case any provision in this Restructuring Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10.11Effect Of Headings And Table Of Contents.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

10.12Counterparts.  This Restructuring Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument..

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the Company, whereupon this letter shall become a binding agreement between the Company and you.

Very truly yours,

GOLD RESERVE INC.

By: _____________________________

        Name:

        Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

STEELHEAD NAVIGATOR MASTER, L.P.

       By:  Steelhead Partners LLC, in its capacity as Investment Manager

By:___________________________

Name:

Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

WEST FACE LONG TERM OPPORTUNITIES GLOBAL MASTER L.P.

WEST FACE LONG TERM OPPORTUNITIES (USA) LIMTED PARTNERSHIP

WEST FACE LONG TERM OPPORTUNITIES LIMITED PARTNERSHIP

WEST FACE LONG TERM OPPORTUNITIES MASTER FUND L.P.

By:  West Face Capital Inc., in its capacity as Investment Advisor

By:___________________________

Name:

Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

GREYWOLF CAPITAL OVERSEAS MASTER FUND

GREYWOLF CAPITAL PARTNERS II LP

       By: Greywolf Capital Management LP, in its capacity as Investment Manager

By:___________________________

Name:

Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

EXHIBIT A

[Redacted]

EXHIBIT B
SUPPLEMENTAL INDENTURE

The Supplemental Indenture (or other Amended Note Documentation) will provide that the terms of the Amended Notes will be the same as the current terms of the Notes, subject to the following revisions (and any other revisions mutually agreed by the Company and the Majority Holders reasonably necessary to implement the intent of the Parties):

(a)  The Amended Notes shall represent the same continuing indebtedness as the principal amount of the Notes being amended, as applicable, and in particular the Supplemental Indenture (or other Amended Note Documentation) and/or the Amended Notes will confirm the intention of the Parties that these revisions shall not result in a rescission or novation of such indebtednes;

(b) the Stated Maturity date will be June 29, 2014;

(c)  the Conversion Rate will be increased from 132.6260 per Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $7.54) to 250 Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $4.00);

(d) Holders may convert Amended Notes to Common Shares at the Conversion Price at any time after the Closing Date upon three (3) days prior written notice to the Company;

(e)  the Company shall have a mandatory obligation to redeem the Amended Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the Principal Amount thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of an Arbitration Award or (ii) the Company’s receipt of Proceeds from a Mining Data Sale, in each case upon twenty (20) days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the Proceeds received by the Company (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);

(f)    the Company may redeem the Amended Notes, in whole or in part upon twenty (20) days’ notice to the Holders, for Common Shares at the Conversion Price plus cash for any accrued and unpaid interest if the closing sale price of its Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days in the period of thirty (30) consecutive trading days (and for the avoidance of doubt, this provision shall override the provision in the current Indenture that permits the company to redeem the Notes at any time after June 16, 2012) (for the avoidance of doubt, the Company shall have no other ability to redeem the Amended Notes other than pursuant to the foregoing); and

(g)  unless previously converted by a Holder, or redeemed by the Company, the Company will satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

EXHIBIT C

FORM OF CVR CERTIFICATE

(Attached hereto)

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THE CONTINGENT VALUE RIGHT EVIDENCED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS AND UNTIL THE CONTINGENT VALUE RIGHT EVIDENCED BY THIS CERTIFICATE IS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

GOLD RESERVE INC.

FORM OF CONTINGENT VALUE RIGHT CERTIFICATE

Certificate No. ________________                                   Certificate for Contingent Value Rights

This certifies that ______________________ ( “Holder”), is the registered holder of the Contingent Value Right (“CVR”)  in accordance with the terms set forth herein.  The CVR represented by this Certificate entitles Holder, subject to the provisions contained herein, to certain rights specified herein granted by Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), determined pursuant to the provisions set forth below.

This Certificate is issued in accordance with that certain Restructuring Agreement, dated as of May 25, 2012 (the “Restructuring Agreement”), among the Company, Holder and the other signatories thereto.  In the event of any conflict between the terms of this Certificate and the Agreement, the terms of this Certificate shall control.  Capitalized terms used in this Certificate, to the extent not otherwise defined herein, shall have the same meaning as in the Restructuring Agreement.  The terms set forth below shall have the meanings ascribed to them below:

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9) , transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

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“Assignment” means a written assignment of this Certificate (or portion hereof) in substantially the form attached hereto as Exhibit B.

“Contingent Value Percentage” means [  ]%.[1]

“Enterprise Sale” means any (i) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (ii) a sale, pledge (except as provided for in Section 9), transfer or other disposition of  85% or more of the Company’s then outstanding shares or (iii) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company; provided, however, that an “Enterprise Sale” shall not solely include (x) a sale, transfer or other disposition of assets to a wholly-owned subsidiary of the Company or (y) the merger, plan of arrangement or other business combination of two or more wholly-owned subsidiaries of the Company.

       “Fair Market Value” means, with respect to any non-cash asset or other non-cash consideration, the fair market value thereof reasonably determined in good faith by the Board of Directors of the Company; provided however, that such determination of fair market value by the Board of Directors of the Company for the purpose of this CVR shall not be less than the determination by the Board of Directors of the Company of fair market value of the same non-cash asset or other non-cash consideration for any other purpose, including, but not limited to, for the purpose of establishing payment amounts pursuant to employee or director compensation plans or arrangements; provided further that in the event that Holder disagrees with any such determination of the fair market value, the fair market value of such non-cash asset or other non-cash consideration shall be determined by an independent appraiser reasonably acceptable to the Company and Holder (or, if they cannot agree on such an appraiser, by an independent appraiser selected by two independent appraisers, one of which is appointed by each of them).  In the event that the determination of Fair Market Value by the appraiser or appraisers, as the case may be, exceeds 105% of the Fair Market Value as determined by the Board of Directors of the Company, the Company shall bear the cost of the appraisal; in all other circumstances, Holder shall bear the cost of the appraisal.

       “GAAP” means Canadian generally accepted accounting principles applied on a basis consistent with the Company’s historical financial statements.

“Mining Data” means the mine data base relating to the Brisas Project consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Payment Default” means a failure of the Company to make any payment (whether in cash or Common Shares) in respect of the Amended Notes when due (including, but not limited to, an interest or principal payment, a cash or Common Share payment upon a redemption or repurchase, or a Common Share payment upon conversion of the Amended Notes).

[1] To be calculated as each Holder’s percentage of the 5% pool.

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“Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award, Mining Data Sale or Enterprise Sale, as applicable; provided that, for the purposes of calculating Proceeds or Net Proceeds, any consideration received by any affiliate of the Company or, solely in the case of an Enterprise Sale, any shareholder of the Company in connection with an Arbitration Award, Mining Data Sale or Enterprise Sale, as the case may be, shall be deemed to have been received by the Company.

“Restructuring CVRs” means all CVRs issued pursuant to the terms of the Restructuring Agreement.

Distributions to Holder.  Upon the receipt by the Company of any Proceeds arising out of, in connection with or with respect to a Mining Data Sale or an Arbitration Award, the Company shall (a) provide written notice of such receipt to Holder as promptly as practicable and in any event no less than two (2) Business Days following such receipt, (b) distribute to Holder as soon as practicable the Contingent Value Percentage of the Net Proceeds (as defined below) resulting from such Proceeds, in accordance with the delivery instructions set forth on Exhibit A hereto (as may be modified by Holder from time to time via written notice to the Company), or in the event any transfer of this Certificate (or any portion hereof), in accordance with the instructions set forth in the applicable Assignment and (c) deliver to Holder a reasonably detailed written statement of the Company’s calculation of the amount of such distribution (including, but not limited to, the calculation of the Proceeds giving rise to such distribution, the Fair Market Value of any non-cash assets or other consideration included in such Proceeds and the basis for such determination, the Excluded Amounts deducted from such Proceeds and the Net Proceeds).  Such written statement shall be accompanied by a certificate of an officer of the Company certifying that (x) the calculation of the amount of such distribution as set forth in such written statement (and the numerical components thereof) is true and correct in all material respects and (y) the Fair Market Value of any non-cash assets and the basis for such determination are each set forth in such written statement, and such amount and description accurately and truthfully reflect the determination of the Board of Directors of the Company in all material respects.  In the event that the delivery instructions provided to the Company herein or in any Assignment are not appropriate or are otherwise insufficient to effect delivery the Contingent Value Percentage of the any Net Proceeds or any portion thereof, then the Company shall so notify Holder in writing and reasonably cooperate with Holder to effectuate such delivery.

Form and Calculation of Net Proceeds.

Holder hereby acknowledges that the Proceeds may be in the form of cash, securities, commodities, bonds or other non-cash consideration received by the Company as a result of an Arbitration Award, Mining Data Sale and/or an Enterprise Sale.  In the event that such Proceeds are in a form other than cash, Holder shall receive the Contingent Value Percentage of the Fair Market Value of such non-cash Proceeds, net of the Excluded Amounts.  The Company agrees that prior to agreeing to accept any operating assets or other non-cash consideration as all or part of any Net Proceeds that the Company reasonably determines in good faith would be impracticable to apportion (an “Undistributable Asset”), the Company will notify the Holder if the Holder holds CVRs with an aggregate Contingent Value Percentage that exceeds that of any other single holder of Restructuring CVRs (the Holder, in such event, referred to as the “Largest Holder”) and Company’s management and its Board of Directors will in good faith negotiate with the Largest Holder on behalf of all holders of Restructuring CVRs a mutually agreeable disposition for the rights of all holders of Restructuring CVRs with respect to such Undistributable Asset and the Company shall not agree to accept any Undistributable Asset without the consent of the Largest Holder.  If the Net Proceeds to be distributed to Holder include any Undistributable Asset, Company shall promptly notify the Holder in writing that the Holder holds an undivided interest equal to the Contingent Value Percentage in the Undistributed Asset (such notice, an “Undistributed Asset Notice”) and the Company shall take all actions as the Holder may reasonably request to record, certificate and/or otherwise effectuate the Holder’s ownership of such undivided interest.  So long as the Holder holds an undivided interest in an Undistributed Asset, the Company shall not take any action which has the effect of diminishing or otherwise impairing the value of the Undistributed Asset or the Holder’s undivided interest therein.

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For purposes of this CVR, the term “Net Proceeds” shall mean the aggregate Proceeds arising out of, in connection with or with respect to any Arbitration Award, Mining Data Sale and/or Enterprise Sale, less amounts sufficient to pay or reserve for, without duplication:

(i) taxes payable by the Company in connection with the receipt of such Proceeds calculated by applying all applicable statutory tax rates to such Proceeds; provided that in the event that the Company receives any refund with respect to such taxes as a result of an overpayment, then the Company shall remit to Holder, solely from any such refund, an amount equal to the amount of such refund multiplied by the Contingent Value Percentage

(ii) professional fees and expenses (including, but not limited to, any contingent fees) incurred by the Company in connection with any such Arbitration Award, Mining Data Sale or Enterprise Sale, as the case may be, to the extent that such fees are unpaid as of the date of the receipt by the (x) Company, (y) its affiliates or (z) solely with respect to an Enterprise Sale, the Company’s shareholders, of such Proceeds; provided that all deductions pursuant to this clause (ii) do not exceed $10 million in the aggregate,

(iii) any accrued and unpaid operating expenses of the Company as of the date of the receipt by the Company of such Proceeds, provided that such expenses (x) were reasonable and incurred in the ordinary course of the Company’s business, consistent with past practices, (y) immediately prior to the receipt by the Company of such Proceeds, such expenses did not remain unpaid as a result of a failure by the Company to pay its expenses in the ordinary course of the Company’s business, consistent with past practice and (z) all deductions pursuant to this clause (iii) do not exceed $1 million in the aggregate,

29

(iv) the principal amount of Amended Notes and all accrued and unpaid interest thereon to the extent such Amended Notes are outstanding and such interest remains accrued and unpaid on the date on which the Company receives such Proceeds, less the amount of such principal amount of such Amended Notes and accrued and unpaid interest is satisfied as a result of delivery of Common Shares to the holders of such notes in satisfaction of the Company obligations under such Amended Notes; provided that (x) in no event shall the Company be entitled to deduct any accrued and unpaid interest thereon, including any default interest, that the Company has failed to pay when such interest became due and payable and (y) the Company right to deduct such amounts pursuant to this clause (iv) shall be contingent upon (A) the Company’s compliance with the requirements of Section [  ][2]  of the Supplemental Indenture (as such term is defined in the Restructuring Agreement) and (B) the immediate cure of all Payment Defaults, if any; and

(v), solely with respect to an Enterprise Sale, the aggregate amount of change of control payments which the Company is contractually obligated to pay in accordance with the terms of any employee or director compensation agreement, plan or arrangement entered into by the Company prior to May [  ], 2012;[3] provided that all deductions pursuant to this clause (v) do not exceed $20 million in the aggregate (the amounts described in the foregoing clauses (i) through (v) collectively referred to herein as the “Excluded Amounts”).

The Company agrees that in the event that any Excluded Amount is an estimated reserve for the purpose of making a distribution to Holder pursuant to this Certificate (including, but not limited to, any estimated tax amounts in accordance with clause (i) above) and the actual amount of such tax, payment, expense or other amount which constitutes an Excluded Amount is less than such estimate, the Company shall, as promptly as practicable after the determination of the actual amount of such tax, payment, expense or other amount and in any event no less than two (2) Business Days after such determination, distribute an amount of Proceeds to Holder equal to (x) the Contingent Value Percentage multiplied by (y) the difference between the estimated amount of such deduction and the actual amount of such tax, payment, expense or other amount which constitutes an Excluded Amount.

Acceleration.  In the event that the Company or its shareholders, directly or indirectly, engage in an Enterprise Sale which

[2] Cross reference to Section in the Supplemental Indenture requiring the Company to redeem the notes upon the receipt of proceeds from an Arbitration Award or Mining Data Sale.

[3] Execution date of the Restructuring Agreement to be inserted.

30

(a) includes the sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights or claims with respect to an Arbitration Award or the Arbitration Proceedings and (i) the Company has not received Proceeds with respect to an Arbitration Award, (ii) the Company continues to hold any rights with respect to the Arbitration Proceedings, and the Arbitration Proceedings have not yet been finally arbitrated, finally adjudicated, settled or otherwise resolved (for the avoidance of doubt, the requirements of this clause (ii) shall be deemed to be met if an Enterprise Sale provides for the settlement or other resolution of the Arbitration Proceedings or any of the Company’s rights with respect thereto in connection with such Enterprise Sale) or (iii) in the event that the Company or its affiliates have entered into an agreement or other arrangement with respect to or which constitutes an Arbitration Award, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its affiliates over time and (y) the Company has not yet received the all of such payments or transfers of assets or non-cash consideration, and/or

(b) includes the sale, pledge, transfer, or other disposition, directly or indirectly, of the Company’s rights with respect to the Mining Data and (i) the Company has not received Proceeds with respect to a Mining Data Sale, (ii) the Company continues to hold any ownership rights with respect to the Mining Data or (iii) in the event that the Company or its affiliates have entered into an agreement or other arrangement with respect to a Mining Data Sale, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its affiliates over time and (y) the Company has not yet received the all of such payments or transfers of assets or non-cash consideration, then prior to the consummation of such Enterprise Sale, the Company shall make appropriate provision so that, simultaneously with the consummation of the Enterprise Sale, Holder shall receive a distribution of the Contingent Value Percentage of the Net Proceeds received by the Company with respect such Enterprise Sale.  Simultaneously with any distribution to Holder pursuant to this Section 3, the Company shall deliver to Holder a reasonably detailed written statement of the Company’s calculation of the amount of such distribution (including, but not limited to, the calculation of the Proceeds of such Enterprise Sale, the determination of the Fair Market Value of any non-cash assets or other consideration included in such Proceeds and the basis for such determination, the Excluded Amounts deducted from such Proceeds and the Net Proceeds).  Such written statement shall be accompanied by a certificate of an officer of the Company certifying that (x) the calculation of the amount of such distribution as set forth in such written statement (and the numerical components thereof) is true and correct in all material respects and (y) the Fair Market Value of any non-cash assets and the basis for such determination are each set forth in such written statement, and such amount and description accurately and truthfully reflect the determination of the Board of Directors in all material respects.  Holder’s receipt of a distribution pursuant to this Section 3 shall be in lieu of Holder’s right to receive the Contingent Value Percentage of the Net Proceeds arising out of, in connection with or with respect to an Arbitration Award (to the extent that the conditions set forth in Section 3(a) are satisfied) and/or a Mining Data Sale (to the extent that conditions set forth in Section 3(b) are satisfied).

31

Company’s Obligation to Notify Holder.  In the event that the Company receives a written proposal (a) with respect to an Enterprise Sale, a Mining Data Sale or settlement offer in connection with the Arbitration Proceedings or (b) which, if accepted, the Proceeds of which would constitute an Arbitration Award, in each case, the Company will promptly notify Holder of such proposal in writing and such notice shall include a copy of such proposal and any related material received by the Company; provided that, at the time of the Company’s receipt of such proposal, (i) Holder owns ten percent (10%) or more of the then outstanding Common Shares and (ii) Holder and the Company have entered into a confidentiality agreement reasonably acceptable to the Company which is then in full force and effect. The Company’s management and its Board of Directors will in good faith consider Holder’s views regarding any such proposal or offer, subject to applicable law, including without limitation the fiduciary duties of the Company’s officers and directors to act with a view to the best interests of the Company and its shareholders.

Mutilated; Stolen or Lost Certificates.  If this Certificate is mutilated and is surrendered to the Company or the Company receives evidence to its reasonable satisfaction of the destruction, loss or theft of this Certificate (an affidavit executed by Holder in customary form shall constitute such evidence), and there is delivered to the Company such security bond and/or indemnity as may be required by it to save it harmless, then, the Company shall execute and deliver, in exchange for any such mutilated Certificate or in lieu of any such destroyed, lost or stolen Certificate a new Certificate of like tenor and Contingent Value Percentage of the CVR represented by this Certificate.  Upon the issuance of any new Certificate representing Holder’s CVR under this Section 5, the Company may require the payment of a sum sufficient to cover any applicable tax or other governmental charge which is imposed in relation thereto.  The provisions of this Section 5  are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement of this Certificate as a result of mutilation, destruction, loss or theft.

Persons Deemed Owners.  The Company, and any agent of the Company may treat the Person in whose name any CVR is registered as the owner of such CVR (as modified by the Company’s receipt of any Assignment in accordance with Section 8 hereof) for the purpose of receiving distributions with respect to such CVR and for all other purposes whatsoever, and neither the Company nor any agent of the Company shall be affected by notice to the contrary (other than an Assignment delivered to the Company in accordance with Section 8 hereof).

Term.  This CVR shall remain in full force and effect until the later to occur of (i) the date on which Holder receives distribution by the Company of its full Contingent Value Percentage of all Net Proceeds arising out of, in connection with or with respect to all Mining Data Sales (or, in the event that Holder receives a distribution pursuant to Section 3 in lieu of Holder’s right to receive such distribution relating to an Mining Data Sale, the date on which Holder receives such distribution pursuant to Section 3) or (ii) the date on which Holder receives distribution by the Company of its full Contingent Value Percentage of all Net Proceeds arising out of, in connection with or with respect to all Arbitration Awards (or, in the event that Holder receives a distribution pursuant to Section 3 in lieu of Holder’s right to receive such distribution relating to an Arbitration Award, the date on which Holder receives such distribution pursuant to Section 3) (the “Termination Date”).  On the Termination Date, the Company’s obligations to make any distributions pursuant to this CVR (other than pursuant to Section 14(d) or the last sentence of Section 2(b)) shall terminate and be of no further force of effect.

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Transferability.  Notwithstanding anything contained to the contrary herein, Holder shall be permitted to transfer some or all of this CVR subject to compliance with any applicable securities laws.  In the event of any transfer of this CVR, Holder shall deliver to the Company an Assignment an opinion of counsel regarding the compliance of such transfer with applicable securities laws in a form reasonably acceptable to the Company.  Upon receipt of the Assignment, the Company shall recognize the transferee designated therein as the registered owner of this CVR and as “Holder” for all purposes of this Certificate.  At or prior to the Termination Date, this Certificate may be split up, combined or exchanged for another Certificate entitling Holder to a like Contingent Value Percentage as evidenced by the Certificate surrendered.  If Holder desires to split up, combine or exchange this Certificate, Holder shall make such request in writing delivered to the Company, and shall surrender this Certificate to be split up, combined or exchanged at the office of the Company.  Thereupon the Company shall sign and deliver to the person or entity entitled thereto a Certificate or Certificates, as the case may be, as so requested.

Company Financings.  Until the Termination Date, the Company will not pledge, mortgage, hypothecate or grant a security interest in (a) any Proceeds, (b) the Mining Data, (c) the Company’s rights with the respect to the Arbitration Proceedings or any Arbitration Award or (d) or all or substantially all of the assets of the Company, in each case to secure any indebtedness without concurrently making effective provision whereby this CVR shall be equally and ratably secured with such indebtedness; provided that in the case of clause (a), the Company may pledge, mortgage, hypothecate or grant a security interest in any Proceeds after the Company has made a full distribution of the Contingent Value Percentage of the Net Proceeds thereof to the Holder in accordance with the terms of this CVR.  Any pledge, mortgage, hypothecation or grant of a security interest made by the Company (i) in accordance with the terms of this Section 9 and (ii) for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings, shall not be deemed to be an Arbitration Award, Mining Data Sale or Enterprise Sale.

Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two Business Days after) it is sent by (a) confirmed facsimile; (b) overnight delivery; or (c) registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient at the address set forth or otherwise specified in Section [ ] of the Restructuring Agreement, in the case of the Company, or in Exhibit A hereto, in the case of Holder, as modified by the parties hereto from time to time via written notice to the other party.

Amendment.  This CVR may not be amended, altered or modified except by written instrument executed by each of Holder and the Company.  No waiver of Holder or Company will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.  No waiver shall constitute a waiver of, or estoppel with respect to, any subsequent breach or failure to strictly comply with the provisions of this CVR.

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No Right of Set-Off.  The obligations of the Company pursuant to the terms hereof (including, but not limited to, the Company’s obligations to make distributions to Holder hereunder) shall not be subject to any defenses, set-offs or counterclaims arising out of any other agreement, understanding or transaction between Holder and the Company, including, but not limited to, the Restructuring Agreement.

Further Assurances.  The Company shall make, execute, endorse, acknowledge and deliver any amendments, modifications or supplements hereto and restatements hereof and any other agreements, instruments or documents, and take any and all such other actions, as may from time to time be reasonably requested by Holder to effect, confirm or further assure or protect and preserve the interests, rights and remedies of Holder pursuant to the terms of this Certificate.

Determinations, Approvals.

All determinations by the Company and its Board of Directors in connection with this Certificate shall be made in good faith.

Holders of a majority of the Contingent Value Percentage of Restructuring CVRs in the aggregate (the “Majority Holders”) shall, at their own cost and expense and upon prior written notice to the Company, have the right to examine (or employ an accounting firm or other agent to examine) the Company’s books and records with respect to the receipt of any Proceeds and/or any Excluded Amounts during reasonable business hours.  Company shall make available all such books and records available to the Majority Holders or any agent thereof and reasonably cooperate with such examination, including, but not limited to, making available any employees of the Company or its affiliates or any outside accounting firm who has knowledge with respect to such books and records to the Majority Holders or any agent thereof, in each case, during reasonable business hours.  Both the Holder and the Company acknowledge and agree that the examination rights set forth in this Section 14(b) may not be utilized by the Majority Holders more than twice in any twelve month period (the “Audit Right Limitation”); provided, however, that in the event that the Company is required to make more than two distributions to the Holder in any twelve month period in accordance with the terms of this CVR, the Audit Right Limitation shall be increased to equal the number of such distributions; provided that in any event the Audit Right Limitation shall not exceed four.

Any dispute relating to a determination by the Board of Directors in connection with a calculation of the amount of any distribution due to Holder pursuant to this Certificate, shall be determined by an independent auditors reasonably acceptable to the Company and Holder (or, if they cannot agree on such an appraiser, by an independent auditors selected by two independent auditors, one of which is appointed by each of them).  In the event that the determination by the auditor or auditors, as the case may be, exceeds 105% of the calculation of the amount of distribution as determined by the Board of Directors of the Company, the Company shall bear the cost of such determination ; in all other circumstances, Holder shall bear the cost of such determination.

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In the event that it is determined (including, but not limited to, by the Company on its own initiative or pursuant to the dispute resolutions mechanisms set forth in Section 14(a), 14(b) or the definition of “Fair Market Value”) that the amount of any distribution required by this CVR was incorrect, the Company shall, as promptly as practicable and in any event no less than 2 Business Days following such determination.

Governing Law.  This Certificate shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Severability.  Any term or provision of this Certificate that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Successors and Assigns.  This Certificate shall be binding upon and inure to the benefit of Holder and the Company and their respective successors and permitted assigns.

Headings.  The section headings contained in this Certificate are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Certificate.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

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Dated:  June [  ], 2012.

GOLD RESERVE INC.

By: ______________________________

Name: ____________________________

Title: _____________________________

ACCEPTED AND AGREED TO

this ____ day of June, 2012:

____________________________

[Holder]

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EXHIBIT A

Distribution Instructions

37

EXHIBIT B

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of this Certificate]

               FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________ the Contingent Value Right represented [by] [within] the Certificate to receive ______% of Net Proceeds from any Arbitration Award, Mining Data Sale and/or Enterprise Sale from Gold Reserve, Inc. and appoints _____________________ attorney to transfer said right on the books of Gold Reserve Inc. with full power of substitution in the premises.

Dated: ________, ______

                                                          ______________________________

(Signature must conform in all respects to the name of the Warrant Holder as specified on the face of the Warrant)

______________________________

Address of Transferee

______________________________

______________________________

In the presence of:

____________________________

[Delivery Instructions of Transferee to be attached]

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EXHIBIT D
ALTERNATE SUPPLEMENTAL INDENTURE

The Alternate Supplemental Indenture (or other Alternate Note Documentation) will provide that the terms of the Alternate Notes will be the same as the current terms of the Notes, subject to the following revisions (and any other revisions mutually agreed by the Company and the Majority Holders reasonably necessary to implement the intent of the Parties):

(a)  The Alternate Notes shall represent the same continuing indebtedness as the principal amount of the Notes being amended, as applicable, and in particular the Alternate Supplemental Indenture (or other Alternate Note Documentation) and/or the Alternate Notes will confirm the intention of the Parties that these revisions shall not result in a rescission or novation of such indebtednes;

(b) the Repurchase Date will be September 14, 2012;

(c)  the price of the Common Shares to be used in calculating the number of Common Shares to be delivered upon exercise of the Repurchase Put Right will be calculated as provided in the Indenture but have a floor price of $3.61 and a ceiling price of $4.00;

(d) the Conversion Rate will be Increased from 132.6260 Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $7.54) to 250 Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $4.00).

(e)  subject to the mandatory redemption obligation specified immediately below, the Company will not exercise its redemption rights before September 14, 2014;

(f)  the Company shall redeem the Notes then outstanding, in whole or in part (on a pro-rata basis), for an amount of cash equal to 120% of the Principal Amount thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of the Arbitration Award or (ii) the Company’s receipt of Proceeds from the Mining Data Sale, in each case with twenty (20) days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the Proceeds received by the Company (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full); and

(g)  the Company will provide to the Holders a first priority blanket lien on all of the Mining Data to secure the Company’s obligations under the Notes and the Company shall deliver such instruments and agreements on the Closing Date as the Holders may reasonably require to memorialize and perfect the first-priority security interest in the Mining Data.

EXHIBIT E
FORM OF MANAGEMENT SUPPORT AGREEMENT

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SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), is made as of [     ], 2012 by and between Gold Reserve Inc., a corporation organized under the laws of Yukon, Canada (“Company”), and [Name] (“Shareholder”).

A.      The Company issued 5.50% convertible notes (the “Notes”) in the aggregate principal amount of $103,500,000 on May 18, 2007, and, as of the date hereof, an aggregate principal amount of  $102,347,000 remained outstanding.

B.      In accordance with the terms of the indenture governing the Notes (the “Indenture”) the Company has offered to repurchase for cash on June 15, 2012 the outstanding Notes on the terms and subject to the conditions included in the Repurchase Notice dated May 16, 2012 and the Schedule TO filed with the U.S. Securities and Exchange Commission on May 16, 2012 (the “Repurchase Offer”).

C.      Holders of approximately 88% of the Notes, in the aggregate (the “Large Holders”) have agreed to put for cash certain of the Notes held by them pursuant to the Repurchase Offer;

D.      The Company and the Large Holders have agreed to restructure the Company’s obligations under certain of the Notes held by the Large Holders pursuant to the Restructuring Agreement of even date hereof by and among the Company and the Large Holders (the “Restructuring Agreement”).

E.      In consideration for the Large Holders and the Company entering into the Restructuring Agreement, Shareholder agrees to vote the Shareholder’s Shares in the manner specified in Section 2 below with respect to the Restructuring Agreement and the transactions contemplated thereby.

AGREEMENT

In consideration of the foregoing and the mutual covenants, agreements, representations and warranties herein contained, and intending to be legally bound hereby, the Company and Shareholder hereby agree as follows:

1.    Definitions.  Undefined capitalized terms have the meanings set forth in the Restructuring Agreement.  For purposes of this Agreement:

(a)      “Beneficially Owned” has the meaning ascribed to such term in Rule 13d-3 as promulgated under the Securities and Exchange Act of 1934, as amended.

(b)     “Securities” mean the common shares, no par value, of the Company.

(c)      “Subject Securities” means the Securities Beneficially Owned by Shareholder.

(d)     “Termination Date” means the earliest to occur of the date on which the Restructuring Agreement is terminated in accordance with its terms, (ii) the date after the Shareholder Meeting described in the Restructuring Agreement is held and (iii) the Drop-Dead Date.

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2.    Voting Agreement.

       From the date of this Agreement and ending on the Termination Date, Shareholder hereby agrees to vote or cause to be voted all of the Subject Securities which such Shareholder is entitled to vote at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, in favor of the Restructuring Agreement and each of the transactions contemplated thereby presented by the Company for approval by its shareholders.  Shareholder shall not advocate or otherwise encourage any other shareholder of the Company to vote against the approval of the Restructuring Agreement or any of the transactions contemplated thereby or to abstain from such vote.

3.    No Ownership Interest.

Nothing contained in this Agreement will be deemed to vest in Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities.  All rights, ownership and economic benefits of and relating to the Subject Securities will remain and belong to Shareholder, and Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities.

4.    Shareholder Capacity.

Shareholder does not make any agreement or understanding herein in Shareholder’s or any representative of Shareholder’s capacity as a director or officer of the Company.  Shareholder executes this Agreement solely in Shareholder’s capacity as a record owner or Beneficial Owner of the Subject Securities, and nothing herein will limit or affect any actions taken by Shareholder or any designee of Shareholder in Shareholder’s capacity as an officer or director of any the Company in order to comply with his or her fiduciary obligations as an officer or director of any the Company.

5.    Miscellaneous.

(a)      Entire Agreement.   This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

(b)     Amendments.   This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.  No agreement, understanding or arrangement of any nature regarding the subject matter of this Agreement shall be deemed to exist between the Company and Shareholder unless and until this Agreement has been duly and validly executed on behalf of all parties.

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(c)      Severability.   If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

(d)     Specific Performance.   Each of the parties hereto recognizes and acknowledges that a breach by Shareholder of any covenants or agreements contained in this Agreement will cause Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach Company will be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(e)      Remedies Cumulative.   All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by any party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(f)      No Third Party Beneficiaries.   This Agreement is not intended to be for the benefit of, and will not be enforceable by, any person or entity who or which is not a party hereto; provided that, in the event of Shareholder’s death, the benefits and obligations of Shareholder hereunder will inure to Shareholder’s successors and heirs; provided further that each of the Large Holders shall be deemed to be third party beneficiaries of this Agreement and shall have the right to enforce this Agreement and shall have the right to exercise any right or remedy of the Company provided for herein.

(g)     Governing Law.   The internal laws of the State of Washington (without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its schedule and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.

(h)     Assignment.  Except as provided herein, neither this Support Agreement nor any of the interests or obligations hereunder may be assigned or delegated by either party, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void.

 (Signature page follows)

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Shareholder and a duly authorized officer of Company on the day and year first written above.

                                            COMPANY:

                                            GOLD RESERVE INC.

By:

Name:

Title:

SHAREHOLDER:

By:

      Name:

      Title:

Subject Securities:

[  ] Common Shares

EXHIBIT F
FORM OF CHANGE IN CONTROL WAIVER

Change of Control Waiver Agreement

This Change of Control Waiver Agreement is entered into between Gold Reserve Inc. (the “Company”) and the undersigned (“Employee”  [NTD: change to director where needed]), effective as of the date set forth below their respective signatures.

Whereas, pursuant to a Subordinated Note Restructuring Agreement, dated as of the date hereof (without reference to any amendments entered into the parties thereto after the date hereof, the “Restructuring Agreement”) entered into among the Company, Steelhead Partners, LLC (“Steelhead”), West Face Capital Inc. (“West Face”) and Greywolf Capital Management, LP (“Greywolf”), the Company and the other parties thereto agreed to restructure certain of the Notes upon the terms and conditions set forth in the Restructuring Agreement;

Whereas, the Restructuring Agreement contemplates the consummation of certain transactions (such transactions, other than the Alternate Transaction, the “Restructuring Transactions”) that may constitute a Change of Control under the terms of [the Change of Control Agreement among the Company, Gold Reserve Corporation, a Montana corporation, and Employee dated [  ], 20[  ]] [and/or]  [the Gold Reserve Inc. Equity Incentive Plan and the stock options and restricted stock awards made thereunder] and/or [the Gold Reserve Director and Employee Retention Plan and the retention unit awards made  thereunder] listed on Exhibit A attached hereto (“Applicable Agreements”);

Whereas, absent this limited waiver, Employee is or may be entitled to receive certain payments and benefits pursuant to one or more of the Applicable Agreements as a result of any Restructuring Transaction being deemed to be a “Change of Control” for the purposes of any Applicable Agreement;

Whereas, the Company has requested Employee to execute and deliver a limited waiver of his [or her] rights to all payments and benefits under the Applicable Agreements arising out any Restructuring Transaction being deemed to be a “Change of Control” for the purposes of any Applicable Agreement solely for the purpose of facilitating the Restructuring Transactions;

Whereas, Employee is willing to waive his [or her] rights to certain payments and benefits under the Applicable Agreements to the limited extent expressly provided herein solely for the purpose of facilitating the Restructuring Transactions, provided that such waiver in no way affect, modify or diminish Employee’s rights under any of the Applicable Agreements to payments and benefits as a result of the occurrence of any change in control for which a limited waiver is not expressly set forth herein.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employee and the Company hereby agree as follows:

1.                  Employee hereby agrees that the acquisition by Steelhead, West Face or Greywolf of shares of the common shares of the Company, no par value (the “Common Shares”) or other securities of the Company convertible into Common Shares or pursuant to the terms of which, Common Shares may be distributed to the holders thereof, including, but not limited to, the Amended Notes and the CVRs, in each case pursuant to the Restructuring Agreement shall not be deemed to be or otherwise constitute a “Change of Control” for the purposes of each of the Applicable Agreements and further agrees to waive any and all right or entitlement to receive or retain any payment or benefits described in the Applicable Agreements solely to the extent that any such payment or benefit would be triggered by the issuance of Common Shares or other securities of the Company pursuant to or as contemplated by the Restructuring Transactions; provided, however, that the waiver herein is subject to approval of the Restructuring Transactions by the Company’s shareholders on or before July [31], 2012 (the “Required Shareholder Approval”).

2.                  For the purposes of this limited waiver and without limiting Section 1 hereof and subject to the Required Shareholder Approval, Employee hereby agrees that the following Restructuring Transactions shall not be deemed to be or otherwise constitute a “Change of Control” for the purposes of any Applicable Agreement:

a.       the acquisition by Steelhead, West Face and/or Greywolf of Common Shares  solely by virtue of the exchange of the Notes for the  Common Shares pursuant to the terms of the Restructuring Agreement;

b.      the acquisition by Steelhead, West Face and/or Greywolf of beneficial ownership (as determined in accordance with Rule 13d-1 as promulgated under the Securities and Exchange Act of 1934, as amended), of Common Shares solely by virtue of the acquisition by Steelhead, West Face and/or Greywolf of the Amended Notes pursuant to the terms of the Restructuring Agreement;

c.       the acquisition by Steelhead, West Face and/or Greywolf of Common  Shares solely by virtue of the issuance of Common Shares by the Company pursuant to the exercise by Steelhead, West Face and/or Greywolf of their rights to convert (i) the Notes held as of the date of this Change of Control Waiver Agreement that remain outstanding after closing of the Restructuring Transactions and (ii) the Amended Notes acquired by Steelhead, West Face and/or Greywolf pursuant to the terms of the Restructuring Agreement;

d.      the redemption by the Company of the Notes in accordance with Section 3.4 of the Restructuring Agreement held by Steelhead, West Face and/or Greywolf as of the date of this Change of Control Waiver Agreement for Common Shares and the receipt by Steelhead, West Face and/or Greywolf of such Common Shares;

e.       the redemption by the Company of the Amended Notes held by Steelhead, West Face and/or Greywolf for Common Shares and the receipt by Steelhead, West Face and/or Greywolf of such Common Shares; and

f.       the acquisition by Steelhead, West Face and/or Greywolf of CVRs pursuant to the terms of the Restructuring Agreement or the issuance of Common Shares to Steelhead, West Face and/or Greywolf pursuant to the terms of the CVR.

Notwithstanding anything contained herein to the contrary, in no event shall this limited waiver waive, amend or otherwise modify Employee’s rights pursuant to any Applicable Agreement with respect to an Enterprise Sale (as such term is defined in the Contingent Value Rights Agreement).  For the avoidance of doubt, no Enterprise Sale shall be deemed to be or otherwise constitute a Restructuring Transaction for the purposes of this limited waiver.

3.                  For the avoidance of doubt, the limited waiver herein shall apply, subject to the receipt of the Required Stockholder Approval, only with respect to the acquisition of beneficial ownership of shares of the Company’s common stock upon the  consummation of any of the Restructuring Transactions, and shall not apply to any other event or occurrence described in the definition of Change of Control in any of the Applicable Agreements, including without limitation a change in the composition of the Board of Directors of the Company, consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company, approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or any other event or series of events which the Board of Directors of the Company reasonably determines should constitute a Change of Control, all of which as more particularly described in the Applicable Agreement; provided that the foregoing shall not include any Restructuring Transaction.

4.                  If the Required Shareholder Approval is not obtained or the Restructuring Agreement is terminated in accordance with its terms. this Change of Control Waiver Agreement shall terminate concurrently with the earlier of the date on which the Restructuring Agreement is terminated or, if the Required Shareholder Approval is not obtained by such date, June 29, 2012, and this Change of Control Waiver Agreement shall be of no further force or effect.

5.                  This Change of Control Waiver Agreement is irrevocable to the fullest extent permitted by law and may not be amended or otherwise modified without the prior written consent of Employee.

6.                  This Change of Control Waiver Agreement shall be governed by and construed in accordance with the laws of the State of Washington [4] without reference to such state’s principles of conflicts of law and any applicable federal laws.

7.                  This Change of Control Waiver Agreement may be signed in counterparts, including by facsimile copy, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.                  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Restructuring Agreement.

In Witness Whereof, the Employee and the Company have signed this Change of Control Waiver Agreement  on the date set forth below.

Employee:

Name (Printed)

Date:

Gold Reserve Inc.

By:

Title:

Date:

[4] Please confirm that Applicable Agreements are governed by WA law.

Exhibit A

Applicable Agreements

Change of Control Agreement between the Company, Gold Reserve Corporation, a Montana corporation and Employee dated [  ], 20[  ]

Gold Reserve Inc. Equity Incentive Plan and the following stock option and restricted stock awards thereunder:

Gold Reserve Director and Employee Retention Plan and the following retention unit awards thereunder:

Exhibit 99.2 News Release

NR-12-04

Gold Reserve Announces Signing of Definitive Restructuring Agreement in Connection with its 5.50% Senior Subordinated Convertible Notes due 2022

SPOKANE, WASHINGTON May 30, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE MKT:GRZ) (the “Company”) is pleased to announce that further to its news release dated May 17, 2012, it has entered into a definitive agreement generally encompassing the terms described in such news release (the “Restructuring Agreement”) with the three largest holders (the “Large Noteholders”) of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) in connection with the proposed restructuring of the Notes (the “Proposed Restructuring”). The Large Noteholders hold 87.8% of the outstanding Notes.

The Proposed Restructuring is subject to shareholder approval and to such consents as may be required under the indenture governing the Notes (the “Indenture”).  The Proposed Restructuring will allow the Company to restructure its Notes with a combination of cash, common shares, new terms for the remaining balance of the Notes and a Contingent Value Right.

The full terms of the Proposed Restructuring, including the Contingent Value Right and a summary of the amended terms of the Notes, as well as an alternate transaction involving a short term deferral of the Large Noteholders’ put right and amended Note terms in the event Shareholders do not approve the Proposed Restructuring, are set forth in the Restructuring Agreement, a copy of which is being made available under the Company’s profile at www.sedar.com.  In addition, the material terms of the Proposed Restructuring and other relevant information concerning the Restructuring Agreement will be described in the Company’s Proxy Statement/Information Circular to be sent shortly to shareholders in connection with the Company’s upcoming annual and special meeting scheduled to be held on June 27, 2012 to consider and approve, among other things, the Restructuring.

This press release does not constitute an offer to purchase the Notes pursuant to the put option.  The offer to repurchase notes pursuant to the put option is made solely by the “Company Repurchase Notice to the Holders of Gold Reserve Inc. 5.50% Senior Subordinated Convertible Notes due June 15, 2022” dated May 16, 2012, as the same may be amended.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Certain information discussed in this press release constitutes forward-looking statements and forward-looking information as defined in Canadian securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those factors are the failure by the Company to obtain all required approvals to complete the Restructuring in a timely matter, if at all, as well as those outlined in the “Cautionary Statement Regarding Forward-Looking Statements” and “Risks Factors” contained in Gold Reserve’s filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 10-K, as amended, for the year ended December 31, 2011, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, as well as this release. The Company undertakes no obligation to update any forward-looking statements except as required by law.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634